SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(RULE 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 9)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

China Yuchai International Limited

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G210821050

(CUSIP Number)

Paul W. Boltz, Jr.

Morrison & Foerster

41st Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong SAR

(852) 2585-0888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G210821050	13D

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

COOMBER INVESTMENTS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER

-0-
8. SHARED VOTING POWER

6,709,322
9. SOLE DISPOSITIVE POWER

-0-
10. SHARED DISPOSITIVE POWER

6,709,322

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,709,322
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP NO. G210821050	13D

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GOLDMAN INDUSTRIAL LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER

-0-
8. SHARED VOTING POWER

6,709,322
9. SOLE DISPOSITIVE POWER

-0-
10. SHARED DISPOSITIVE POWER

6,709,322

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,709,322
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP NO. G210821050	13D

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ZHONG LIN DEVELOPMENT COMPANY LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

HONG KONG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER

-0-
8. SHARED VOTING POWER

-0-
9. SOLE DISPOSITIVE POWER

-0-
10. SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP NO. G210821050	13D

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GUANGXI YUCHAI MACHINERY GROUP COMPANY
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

CHINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER

-0-
8. SHARED VOTING POWER

6,709,322
9. SOLE DISPOSITIVE POWER

-0-
10. SHARED DISPOSITIVE POWER

6,709,322

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,709,322
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP NO. G210821050	13D

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

QIN XIAOCONG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

CHINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER

-0-
8. SHARED VOTING POWER

-0-
9. SOLE DISPOSITIVE POWER

-0-
10. SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP NO. G210821050	13D

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ZHU GUOXIN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

CHINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER

-0-
8. SHARED VOTING POWER

-0-
9. SOLE DISPOSITIVE POWER

-0-
10. SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP NO. G210821050	13D

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ZHANG SHIYONG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

CHINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER

-0-
8. SHARED VOTING POWER

6,709,322
9. SOLE DISPOSITIVE POWER

-0-
10. SHARED DISPOSITIVE POWER

6,709,322

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,709,322
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP NO. G210821050	13D

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

DU FUTIAN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

CHINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER

-0-
8. SHARED VOTING POWER

6,709,322
9. SOLE DISPOSITIVE POWER

-0-
10. SHARED DISPOSITIVE POWER

6,709,322

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,709,322
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP NO. G210821050	13D

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

YUAN XUCHENG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

CHINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER

-0-
8. SHARED VOTING POWER

6,709,322
9. SOLE DISPOSITIVE POWER

-0-
10. SHARED DISPOSITIVE POWER

6,709,322

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,709,322
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

The Statement on Schedule 13D dated November 13, 2002 filed by Goldman Industrial Ltd. (“Goldman”) and Coomber Investment Limited (“Coomber”) with the United States Securities and Exchange Commission (the “Commission”) on December 16, 2002, as amended by Schedule 13D (Amendment No. 1) filed with the Commission on June 23, 2003 by Goldman, Coomber, Zhong Lin Development Company Limited (“Zhong Lin”), Guangxi Yuchai Machinery Group Company (formerly referred to in such Schedule 13D as “Guangxi Yuchai Machinery State Holding Company” and referred to herein as “GY Group”), Qin Xiaocong, Zhu Guoxin and Yuan Xucheng (collectively, the “Reporting Persons”), Schedule 13D (Amendment No. 2) filed with the Commission by the Reporting Persons on July 9, 2003, Schedule 13D (Amendment No. 3) filed with the Commission by the Reporting Persons on August 5, 2003, Schedule 13D (Amendment No. 4) filed with the Commission by the Reporting Persons on December 23, 2003, Schedule 13D (Amendment No. 5) filed with the Commission by the Reporting Persons on March 15, 2004, Schedule 13D (Amendment No. 6) filed with the Commission by the Reporting Persons on February 15, 2005, Schedule 13D (Amendment No.7) filed with the Commission by the Reporting Persons on April 18, 2005, and Schedule 13D (Amendment No.8) filed with the Commission by the Reporting Persons on August 9, 2006 is hereby amended with respect to the items set forth below. Capitalized terms used without definition in this Schedule 13D (Amendment No. 9) have the meanings set forth in the Reporting Persons’ Schedule 13D (Amendment No. 1).

Item 2. Identity and Background.

Information appearing in Item 2 is supplemented as follows:

On September 29, 2006, with a signed acknowledgment from Zhong Lin, Mr. Qin Xiaocong transferred his one share of Goldman to Mr. Zhang Shiyong, and Mr. Zhu Guoxin transferred his one share of Goldman to Mr. Du Futian, such transfers were made in exchange for consideration of $2.00 each. From and after the filing of this Schedule 13D (Amendment No. 9), Messrs. Zhang Shiyong and Du Futian, both citizens of the PRC, are added as Reporting Persons, and each of Mr. Qin Xiaocong and Mr. Zhu Guoxin ceases to be a Reporting Person.

Pursuant to Declarations of Trust, each dated September 29, 2006, Messrs. Zhang Shiyong and Du Futian have declared that they hold their respective shares of Goldman in trust for the benefit of GY Group and that they agree to exercise all rights which may accrue by virtue of their ownership of their respective shares in Goldman for the benefit of GY Group. Mr. Yuan Xucheng executed an identical Declaration of Trust with respect to his share in Goldman on the same date. As a result, from and after the filing of this Schedule 13D (Amendment No. 9), Zhong Lin ceases to be a Reporting Person.

On September 29, 2006, Messrs. Qin Xiaocong and Zhu Guoxin resigned as directors of Coomber and of Goldman, and Mr. Yuan Xucheng resigned as a director of Coomber. On that same day, Mr. Zhang Shiyong and Mr. Du Futian were named as directors of Coomber and of Goldman. Mr. Zhang Shiyong’s and Mr. Du Futian’s addresses, principal occupations or employment and the organization at which such principal occupations or employment are carried on are as follows:

Name/Title/Citizenship	Address	Occupation and Address
Zhang Shiyong Director PRC citizen	1052 He Ping Road, Lo Wu District, Shenzhen, Guangdong, PRC	Director of Coomber and of Goldman Goldman Industrial Ltd. P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands

Du Futian Director PRC citizen	41 Tiaoqiao Road, Yuchai Bei District, Yulin Town, Yulin, Guangxi, PRC	Director of Coomber and of Goldman Goldman Industrial Ltd. P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands

None of Mr. Zhang Shiyong and Mr. Du Futian has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In addition, the table below sets forth a list of all current directors and executive officers of GY Group, and their respective principal occupations and addresses:

Name/Title/Citizenship	Address	Occupation and Address
Yan Ping Chairman of the Board, Director and Secretary of the Party Committee PRC citizen	Yulin City Guangxi Zhuang Autonomous Region, PRC	Chairman of the Board, Director and Secretary of the Party Committee of Guangxi Yuchai Machinery Group Company Yuchai Avenue, Yulin City, Guangxi Zhuang Autonomous Region, PRC

Liu Biqing Vice Chairman of the Board, Director and Vice Secretary of the Party Committee PRC citizen	Yulin City Guangxi Zhuang Autonomous Region, PRC	Vice Chairman of the Board, Director and Vice Secretary of the Party Committee of Guangxi Yuchai Machinery Group Company Yuchai Avenue, Yulin City, Guangxi Zhuang Autonomous Region, PRC

Liu Weike Vice Chairman of the Board and Director PRC citizen	Yulin City Guangxi Zhuang Autonomous Region, PRC	Vice Chairman of the Board and Director of Guangxi Yuchai Machinery Group Company Yuchai Avenue, Yulin City, Guangxi Zhuang Autonomous Region, PRC

Zhou Zhenqiu Director and General Manager PRC citizen	Yulin City Guangxi Zhuang Autonomous Region, PRC	Director and General Manager of Guangxi Yuchai Machinery Group Company Yuchai Avenue, Yulin City, Guangxi Zhuang Autonomous Region, PRC

Chen Huiwen Director and Vice General Manager PRC citizen	Yulin City Guangxi Zhuang Autonomous Region, PRC	Director and Vice General Manager of Guangxi Yuchai Machinery Group Company Yuchai Avenue, Yulin City, Guangxi Zhuang Autonomous Region, PRC

Feng Qihua Director and Chief Accountant PRC citizen	Yulin City Guangxi Zhuang Autonomous Region, PRC	Director and Chief Accountant of Guangxi Yuchai Machinery Group Company Yuchai Avenue, Yulin City, Guangxi Zhuang Autonomous Region, PRC

Gu Tangsheng Director and Assistant for Chairman PRC citizen	Yulin City Guangxi Zhuang Autonomous Region, PRC	Director and Assistant for Chairman of Guangxi Yuchai Machinery Group Company Yuchai Avenue, Yulin City, Guangxi Zhuang Autonomous Region, PRC

Zeng Shiqiang Director and Assistant for Chairman PRC citizen	Yulin City Guangxi Zhuang Autonomous Region, PRC	Director and Assistant for Chairman of Guangxi Yuchai Machinery Group Company Yuchai Avenue, Yulin City, Guangxi Zhuang Autonomous Region, PRC

Zhang Shiyong Director PRC citizen	Yulin City Guangxi Zhuang Autonomous Region, PRC	Director of Guangxi Yuchai Machinery Group Company Yuchai Avenue, Yulin City, Guangxi Zhuang Autonomous Region, PRC

Item 5. Interest in Securities of the Issuer.

Item 5 is amended by the addition of the following:

As of the date of this Schedule 13D (Amendment No. 9), 6,709,322 shares of Common Stock are beneficially owned by the Reporting Persons, constituting approximately 18.0% of the outstanding shares of Common Stock. As a result of the arrangements described in Item 2 above, Mr. Qin Xiaocong, Mr. Zhu Guoxin and Zhong Lin cease to be Reporting Persons. Messrs. Zhang Shiyong, Du Futian and Yuan Xucheng own their shares of Goldman for the benefit of GY Group and subject to the direction of Yulin City Government. Yulin City Government controls GY Group and through GY Group controls Goldman and Coomber, and may be deemed to be the ultimate beneficial owner of the Common Stock reported by the Reporting Persons in this Schedule 13D. To the extent it exercises such beneficial ownership of the Common Stock through the Reporting Persons, Yulin City Government may be deemed to share such beneficial ownership with the Reporting Persons.

Each of the Reporting Persons who is an individual disclaims any beneficial interest in the CYI shares reported in this Schedule 13D (Amendment No. 9).

Except for the settlement of the Forward Contracts described in the Schedule 13D (Amendment No. 8) filed on August 9, 2006, none of the Reporting Persons has effected any transactions in the Company’s Common Stock during the 60 days preceding the filing of this Schedule 13D (Amendment No. 9).

Item 7. Material to be Filed as Exhibits.

Exhibit	Document
36	Declaration of Trust of Zhang Shiyong dated September 29, 2006

37	Declaration of Trust of Du Futian dated September 29, 2006

38	Declaration of Trust of Yuan Xucheng dated September 29, 2006

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: September 29, 2006

COOMBER INVESTMENTS LIMITED

By:	/s/ Zhang Shiyong
Name:	Zhang Shiyong
Title:	Director

GOLDMAN INDUSTRIAL LTD.

By:	/s/ Zhang Shiyong
Name:	Zhang Shiyong
Title:	Director

ZHONG LIN DEVELOPMENT COMPANY LIMITED

By:	/s/ Qin Xiaocong
Name:	Qin Xiaocong
Title:	Director

GUANGXI YUCHAI MACHINERY GROUP COMPANY

By:	/s/ Zhang Shiyong
Name:	Zhang Shiyong
Title:	Director

/s/ Qin Xiaocong
Qin Xiaocong

/s/ Zhu Guoxin
Zhu Guoxin

/s/ Zhang Shiyong
Zhang Shiyong

/s/ Du Futian
Du Futian

/s/ Yuan Xucheng
Yuan Xucheng